UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 18 March 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures :   Appointment of Mr Gregory Arthur Lewin as Non-Executive
                          Director of Sasol

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896 US8038663006
Share codes: JSE – SOL NYSE – SSL
(“Sasol” or “the Company”)

Appointment of Mr Gregory Arthur Lewin as Non-Executive Director
of Sasol

Sasol is pleased to announce the appointment of
Mr Gregory Arthur (Greg) Lewin as a non-executive director of the
Company with immediate effect.

Between 2003 and 2009, Mr Lewin held the position of President,
Shell Global Solutions and served as an Executive Vice President on Shell’s Downstream Leadership team with activities in more than 100 countries.

He previously served in various countries as, amongst other
positions, Vice President: Strategy, Portfolio Execution and
Environment for Shell International Petroleum Company, Vice
President: Manufacturing, Supply and Distribution for Shell Europe
Oil Products and Vice President Shell Global Solutions for Shell
International Oil Products BV.

Mr Lewin was elected President of the Institution of Chemical
Engineers, which is the Royal Society for professional Chemical
Engineers with a membership of 30,000, primarily located in the
United Kingdom, Australia and Malaysia. He served in this
position from 2006 to 2007.

Mr Lewin obtained BE (Chem) and MBA degrees from the University of Melbourne. He also holds FIChemE, CEng and CSci
qualifications.

The Chairman of Sasol, Mrs Hixonia Nyasulu said: “On behalf of our Board, I welcome Greg as a non-executive director of our company. He brings a wealth of relevant international industry experience to Sasol, and we are delighted that he has accepted our invitation to join our Board. His appointment contributes materially to the diversity of skills on Sasol's board at a time when a number of large capital projects will be considered by the
Board.”

18 March 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 March 2010
              By:          /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary